NEWS RELEASE

STRATASYS RELEASES FOURTH QUARTER AND FULL YEAR 2017 FINANCIAL RESULTS

Fourth Quarter Revenue Increased 2% to $179.3 million compared to same period last year

Fourth Quarter GAAP net loss of $10.0 million, or ($0.19) per diluted share, and non-GAAP net income of $8.4 million, or $0.16 per diluted share

Company releases full year 2018 earnings guidance

Announces new internally-developed metal additive manufacturing platform

Minneapolis & Rehovot, Israel, February 28, 2018 — Stratasys Ltd. (NASDAQ: SSYS), a global leader in applied additive technology solutions, announced financial results for the fourth quarter and full year 2017.

Q4 2017 Financial Results Summary:

Revenue for the fourth quarter of 2017 was $179.3 million, compared to $175.3 million for the same period last year.

●	GAAP gross margin was 48.7% for the quarter, compared to a GAAP gross margin of 47.3% for the same period last year.
●	Non-GAAP gross margin was 52.5% for the quarter, compared to 53.6% for the same period last year.
●	GAAP operating loss for the quarter was $6.0 million, compared to a loss of $29.2 million for the same period last year.
●	Non-GAAP operating income for the quarter was $13.5 million, compared to $11.6 million for the same period last year.
●	GAAP net loss for the quarter was $10.0 million, or ($0.19) per diluted share, compared to a loss of $14.8 million, or ($0.30) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $8.4 million, or $0.16 per diluted share, compared to Non-GAAP net income of $7.8 million, or $0.15 per diluted share, reported for the same period last year.

●	Net R&D expenses for the quarter amounted to $26.6 million, representing 14.8% of net revenues.
●	The Company generated $21.0 million in cash from operations during the fourth quarter and ended the period with $328.8 million in cash and cash equivalents.

Fiscal 2017 Financial Results Summary:

●	Revenue for fiscal 2017 was $668.4 million compared to $672.5 million for fiscal 2016.
●	GAAP operating loss for fiscal 2017 was $30.5 million, compared to a loss of $86.7 million for fiscal 2016.
●	Non-GAAP operating income was $36.7 million, compared to $29.0 million for fiscal 2016
●	GAAP net loss for fiscal 2017 was $40.0 million, or ($0.75) per diluted share, compared to a loss of $77.2 million, or ($1.48) per diluted share, for fiscal 2016.
●	Non-GAAP net income for fiscal 2017 was $24.2 million, or $0.45 per diluted share, compared to non-GAAP net income of $14.8 million, or $0.28 per diluted share, reported for fiscal 2016.
●	The Company generated $61.9 million in cash from operations in fiscal 2017.

“Our fourth quarter results reflect the momentum that we built throughout the year, which we attribute to the positive market reaction to several new product introductions, including our F123 Series launched in February, 2017 and the more recently commercialized H2000 and J700 Dental Solutions, as well as investments in specific go-to-market initiatives for our target verticals of aerospace, automotive, and healthcare,” said Ilan Levin, Chief Executive Officer of Stratasys. “Our improved profitability and healthy cash generation in the quarter demonstrates the success of our alignment of resources to support our strategic roadmap.”

New Metal Technology
For nearly 30 years Stratasys has been pioneering the development and adoption of 3D printing and additive manufacturing technologies, including the precise, repeatable, and reliable FDM and PolyJet 3D printing platforms.

Building on its track record of innovation and leadership, Stratasys is today revealing the development of a new additive manufacturing process, designed from inception to address short run metal manufacturing.

The innovative Stratasys platform was developed internally over the past several years, incorporating the Company’s proprietary jetting technology. The platform was designed from inception to provide the values of additive manufacturing for short run production, while overcoming material limitations of currently available metal-based additive manufacturing systems. With this new technology, Stratasys believes it will offer customers a new ability to short-run manufacture metal parts made with commonly used powder metallurgy, starting with aluminum, at an economically competitive cost-per-part and throughput, with easy to implement post processing and high part quality.

For more information, please reference the separate press release issued today by the Company.

The Company will unveil further details about this new technology at the RAPID + TCT 3D Printing and Additive Manufacturing Conference, taking place from April 23-26 in Fort Worth, Texas.

Beginning in 2018, the Company is ramping up investment activity to accelerate long term development programs to expand its addressable markets, including the new metal additive manufacturing platform, as well as further advancements based on FDM and PolyJet technologies.

“Following a period of incubation over the last several years, we are excited to share details of our technology roadmap, which we believe will deliver the promise of additive manufacturing to short run metal part production,” continued Levin. “As a pioneer and leader in the additive manufacturing industry, Stratasys is increasing its investments in the development of innovative technologies and application knowledge to drive adoption through deeper customer engagement.”

Financial Guidance:

Stratasys today provided the following information regarding the company’s guidance for projected revenue and net income for the fiscal year ending December 31, 2018:

●	Revenue guidance of $670 to $700 million.
●	Non-GAAP net income of $16 to $27 million, or $0.30 to $0.50 per diluted share.
●	GAAP net loss of $41 to $25 million, or ($0.75) to ($0.46) per diluted share.

Stratasys provided the following additional guidelines regarding the company’s projected performance and strategic plans for 2018:

●	Non-GAAP operating margins of 4.5% to 6%.
●	Capital expenditures are projected at $40 to $50 million.

The Company’s guidance reflects increased investments in R&D, tools, materials, and additional resources aimed at expanding addressable markets by accelerating development efforts for the new metal additive manufacturing platform, further advancements based on our FDM and PolyJet technologies, and specific go-to-market initiatives in order to deepen customer engagement.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income will be the best measure of performance.

Non-GAAP earnings guidance excludes $32 to $34 million of projected amortization of intangible assets; $17 to $19 million of share-based compensation expense; and $7 to $9 million in reorganization and other related costs; and includes $4 to $5 million in tax expenses related to non-GAAP adjustments.

Stratasys Ltd. Q4 and Full Year 2017 Conference Call Details

The Company plans to hold the conference call to discuss its fourth quarter and full year financial results on Wednesday, February 28, 2018 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys website at www.stratasys.com under the "Investors" tab; or directly at the following web address: https://edge.media-server.com/m6/p/cvm4w4jn.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 92508829.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

Stratasys (NASDAQ: SSYS) is a global leader in applied additive technology solutions for industries including Aerospace, Automotive, Healthcare, Consumer Products and Education. For nearly 30 years, a deep and ongoing focus on customers’ business requirements has fueled purposeful innovations—1,200 granted and pending additive technology patents to date—that create new value across product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Stratasys 3D printing ecosystem of solutions and expertise—advanced materials; software with voxel level control; precise, repeatable and reliable FDM and PolyJet 3D printers; application-based expert services; on-demand parts and industry-defining partnerships—works to ensure seamless integration into each customer’s evolving workflow. Fulfilling the real-world potential of additive, Stratasys delivers breakthrough industry-specific applications that accelerate business processes, optimize value chains and drive business performance improvements for thousands of future-ready leaders around the world.

Corporate Headquarters: Minneapolis, Minnesota and Rehovot, Israel.
Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys and Fortus are registered trademarks and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2018, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), which report is being filed with the Securities and Exchange Commission (the “SEC”) on the same day on which this press release is being issued. Readers are urged to carefully review and consider the various disclosures made throughout our2017 Annual Report and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	December 31,	December 31,
	2017	2016
ASSETS

Current assets
Cash and cash equivalents	$328,761	$280,328
Accounts receivable, net	132,671	120,411
Inventories	115,717	117,521
Net investment in sales-type leases	7,208	11,717
Prepaid expenses	7,696	7,571
Other current assets	22,858	15,491

Total current assets	614,911	553,039

Non-current assets
Net investment in sales-type leases - long term	4,439	12,126
Property, plant and equipment, net	199,951	208,415
Goodwill	387,108	385,629
Other intangible assets, net	142,122	177,458
Other non-current assets	31,219	29,382

Total non-current assets	764,839	813,010

Total assets	$1,379,750	$1,366,049

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$39,849	$40,933
Current portion of long term-debt	5,143	3,714
Accrued expenses and other current liabilities	30,041	32,207
Accrued compensation and related benefits	35,356	34,186
Obligations in connection with acquisitions	-	3,619
Deferred revenues	52,908	49,952

Total current liabilities	163,297	164,611

Non-current liabilities
Long-term debt	27,143	22,286
Deferred tax liabilities	7,069	5,952
Deferred revenues - long-term	15,200	12,922
Other non-current liabilities	32,899	22,251

Total non-current liabilities	82,311	63,411

Total liabilities	245,608	228,022

Redeemable non-controlling interests	1,635	2,029

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,631 thousands shares and 52,639 thousands shares issued and outstanding at December 31, 2017 and December 31, 2016, respectively	145	142
Additional paid-in capital	2,663,274	2,633,129
Accumulated other comprehensive loss	(7,023)	(13,479)
Accumulated deficit	(1,523,906)	(1,483,925)
Equity attributable to Stratasys Ltd.	1,132,490	1,135,867
Non-controlling interest	17	131

Total equity	1,132,507	1,135,998

Total liabilities and equity	$1,379,750	$1,366,049

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)
Net sales
Products	$129,777	$126,556	$474,286	$479,031
Services	49,566	48,747	194,076	193,427
	179,343	175,303	668,362	672,458

Cost of sales
Products	59,977	61,970	219,020	234,653
Services	32,100	30,409	126,565	120,499
	92,077	92,379	345,585	355,152
Gross profit	87,266	82,924	322,777	317,306

Operating expenses
Research and development, net	26,585	24,304	96,237	97,778
Selling, general and administrative	66,657	88,773	255,685	307,113
Change in the fair value of obligations in connection with acquisitions	-	(988)	1,378	(872)
	93,242	112,089	353,300	404,019
Operating loss	(5,976)	(29,165)	(30,523)	(86,713)

Financial income (expense), net	667	(862)	1,047	354

Loss before income taxes	(5,309)	(30,027)	(29,476)	(86,359)

Income tax expenses	4,068	(15,729)	9,273	(9,446)

Share in losses of associated companies	(704)	(526)	(1,710)	(708)

Net loss	(10,081)	(14,824)	(40,459)	(77,621)

Net loss attributable to non-controlling interest	(101)	(63)	(478)	(402)

Net loss attributable to Stratasys Ltd.	$(9,980)	$(14,761)	$(39,981)	$(77,219)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.19)	$(0.28)	$(0.75)	$(1.48)
Diluted	(0.19)	(0.30)	(0.75)	(1.48)

Basic	53,356	52,620	52,959	52,330
Diluted	53,356	52,784	52,959	52,582

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended December 31,
		2017 GAAP	Non-GAAP Adjustments	2017 Non-GAAP	2016 GAAP	Non-GAAP Adjustments	2016 Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$87,266	$6,864	$94,130	$82,924	$11,093	$94,017
	Operating income (loss) (1,2)	(5,976)	19,518	13,542	(29,165)	40,733	11,568
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(9,980)	18,429	8,449	(14,761)	22,588	7,827
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.19)	$0.35	$0.16	$(0.30)	$0.45	$0.15

(1)	Acquired intangible assets amortization expense		5,687			10,394
	Non-cash stock-based compensation expense		497			648
	Impairment charges of other intangible assets		646			-
	Reorganization and other related costs		34			276
	Merger and acquisition related expense		-			(225)
			6,864			11,093

(2)	Acquired intangible assets amortization expense		2,594			3,822
	Non-cash stock-based compensation expense		3,092			4,238
	Impairment charges of intangible assets and other long lived assets		3,742			21,774
	Change in fair value of obligations in connection with acquisitions		-			(988)
	Reorganization and other related costs		3,136			251
	Merger and acquisition related expense		90			543
			12,654			29,640
			19,518			40,733

(3)	Corresponding tax effect		(1,295)			(18,355)
	Amortization expense of associated company		206			210
			$18,429			$22,588

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,356		53,584	52,784		53,255

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2017	Non-GAAP	2017	2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$322,777	$26,860	$349,637	$317,306	$50,334	$367,640
	Operating income (loss) (1,2)	(30,523)	67,226	36,703	(86,713)	115,729	29,016
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(39,981)	64,158	24,177	(77,219)	91,989	14,770
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.75)	$1.20	$0.45	$(1.48)	$1.76	$0.28

(1)	Acquired intangible assets amortization expense		22,768			41,712
	Non-cash stock-based compensation expense		2,581			2,780
	Impairment charges of other intangible assets		646			1,779
	Reorganization and other related costs		337			3,846
	Merger and acquisition related expense		528			217
			26,860			50,334

(2)	Acquired intangible assets amortization expense		10,319			14,901
	Non-cash stock-based compensation expense		15,141			17,993
	Impairment charges of intangible assets and other long-lived assets		3,742			21,774
	Change in fair value of obligations in connection with acquisitions		1,378			(872)
	Reorganization and other related costs		5,803			3,671
	Merger and acquisition related expense		3,983			7,928
			40,366			65,395
			67,226			115,729

(3)	Corresponding tax effect		(3,866)			(24,233)
	Amortization expense of associated company		798			493
			$64,158			$91,989

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,959		53,536	52,582		53,201

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2018

(in millions, except per share data)
GAAP net loss	($41) to ($25)

Adjustments
Stock-based compensation expense	$17 to $19
Intangible assets amortization expense	$32 to $34
Reorganization and other related costs	$7 to $9
Tax expense related to Non-GAAP adjustments	($4) to ($5)

Non-GAAP net income	$16 to $27

GAAP loss per share	($0.75) to ($0.46)

Non-GAAP diluted earnings per share	$0.30 to $0.50